(Translation)

File No. 82-34816
October 12, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Operating Results for the Interim Period of the Year Ending March 31, 2007

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company") has made adjustment to the forecast of operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007), which was publicized on May 16, 2006, as described below:

1. Forecast of (consolidated) operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Forecast publicized on May 16, 2006 (A)	296,000	42,500	22,000
Adjusted forecast (B)	280,000	63,000	35,000
Amount of increase or decrease (B-A)	(-) 16,000	20,500	13,000
Rate of increase or decrease	(-) 5.4%	48.2%	59.1%
(For reference) Interim period for the year ended March 31, 2006	248,563	49,404	24,954

Dlw 11/1

<Reasons for the adjustment>

Net sales for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006) are expected to fall slightly below the previously publicized forecast, principally due to lower sales of pachinko machines than projected in the pachislot and pachinko machine business.

With regard to profits, in the pachislot and pachinko machine business, in spite of lower sales of pachinko machines than projected, the volume of shipments of pachislot machines with Sammy's brand name of "*Hokuto-no-Ken* SE", a priority title for the year under review, amounted to approximately 320,000 units for the interim period under review. Thus, sales of pachislot machines were much larger that projected. In addition, in the amusement equipment business, sales of high value added products have continued to be favorable since the previous year ended March 31, 2006. As a result, ordinary income and net income are expected to increase by ¥20,500 million and ¥13,000 million in comparison with the previously publicized forecast to ¥63,000 million and ¥35,000 million, respectively.

2. Forecast of (non-consolidated) operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

No adjustment has been made to the non-consolidated operating results for the interim period of the year ending March 31, 2007.

3. Forecast of (consolidated and non-consolidated) operating results for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

While the very heavy demand for the Hokuto-no-ken SE leads us to expect a large out performance in the first half, orders have been pulled forward from the second half, and in light of lower than expected pachinko sales in the first half and the difficult operating environment surrounding pachinko halls, we are currently considering whether or not to revise our full year numbers. We plan to provide updated full year guidance with our interim results on November 10th.

* The above forecast of operating results is made based on information available to the Company as of the date hereof. The actual results may differ from the forecasted figures due to various factors in the future.

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